Mail Stop 6010                                    January 20, 2006


David M. Daniels, CEO
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044


        **Re:    National Health Partners, Inc.**
               **Amendment No. 5 to Registration Statement on Form SB-2**
               **Filed January 17, 2006**
               **File No. 333-126315**

Dear Mr. Daniels:

        We have reviewed your filing and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.  If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure.  After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

        Page references are to the marked copy furnished.  Prior comment refers to our
letter dated January 12, 2006.

Exhibits

1.      Refer to prior comment 5 and your response.   The legality opinion must be valid
        as of the date of effectiveness.  It may not contain any qualifiers for prior periods

or events.  If you choose to retain the updating disclaimer in the final paragraph then you must file an opinion dated as of the effectiveness date.

Interim Financial Statements, page F-23

Note 1. Basis of Financial Statement Presentation, page F-28

2.      Please refer to prior comment 6 from our January 12, 2006 letter.  We note that the company has a limited operating history to use when estimating the expected period of performance.  Even though you have a limited operating history, you would still need to use the longer of the contractual term of the arrangement or the expected period of performance under SAB Topic 13.A.3.f.  That is, there is not an exception to the period of amortization for companies with shorter operating histories.  We also note that the company does have retention information for its customers per page 24.  We also note that your costs of obtaining new members typically exceed the revenue you generate during the first four to six weeks.  As a result, it appears that you expect customers to maintain their membership for longer periods than the contractual term of one month.  You may also have external industry data or internal budgets or business plans that include estimates of the expected period of performance.  As such, you should ensure that your revenue recognition policy complies with SAB Topic 13 and, if material, restate your financial statements.

Item 28 – Undertakings, page II-11

3.      Refer to prior comment 7 and your response.  Please revise to include all applicable undertakings required by Reg. S-B Item 512(a) without deviation from or modification of the required language.

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Thomas Dyer at (202) 551-3641 or Kate Tillan, Assistant Chief

Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

Sincerely,


Thomas A. Jones
Senior Attorney

cc.  Alex Soufflas
Via telefax (215) 682-7116